Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY BRASIL TELECOM S.A. AND BRASIL TELECOM PARTICIPAÇÕES S.A. RELATING TO THE MERGER OF BRASIL TELECOM PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to the merger (incorporação) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom S.A. (“Brasil Telecom”). In connection with the merger of Brasil Telecom Holding with and into Brasil Telecom, Brasil Telecom (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which was mailed to the shareholders of Brasil Telecom Holding, and (2) has filed and will file with the Commission other documents regarding the merger. We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the merger. Investors and security holders will be able to obtain the documents filed with the Commission regarding the merger, when available, free of charge on the Commission’s website at www.sec.gov or from Brasil Telecom.

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BRASIL TELECOM PARTICIPAÇÕES S.A. CNPJ/MF No. 02.570.688/0001-70 NIRE 53.3.0000581-8 Publicly-held Company	BRASIL TELECOM S.A. CNPJ/MF No. 76.535.764/0001-43 NIRE 53.3.0000622-9 Publicly-held Company

COMMUNICATION TO THE MARKET

Brasil Telecom Participações S.A. (“BrT Part” – Bovespa: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (“BrT” – Bovespa: BRTO3/BRTO4; NYSE: BTM), in addition to the information disclosed in the communications to the market dated October 2, 2009 and October 26, 2009, hereby inform their shareholders and the market that the period for the exercise of withdrawal rights by the holders of common shares of BrT Part that dissented from the decision of the shareholders’ meeting held on September 30, 2009, which approved the merger of BrT Part with and into BrT (the “Merger”), ended on November 3, 2009. None of the shareholders of BrT Part exercised withdrawal rights during the period in which withdrawal rights were available.

In addition, a shareholders’ meeting to reconsider the Merger will not be convened.

In the Merger, 1.2190981 common shares, no par value, of BrT will be issued in exchange for each common share of BrT Part and 0.1720066 common shares of BrT and 0.9096173 preferred shares, no par value, of BrT will be issued in exchange for each BrT Part preferred share.

The common shares and preferred shares of BrT Part will be traded until the close of business on November 16, 2009. As from the opening of business on November 17, 2009, BrT common shares and preferred shares to be issued in the Merger will be held in the custody of Banco Bradesco S.A., the transfer agent for the shares of BrT, and trade on the BM&FBOVESPA under the codes BRTO3 (common shares) and BRTO4 (preferred shares).

Fractional shares of BrT issued in the Merger will be verified, aggregated into a whole number of shares and sold in auctions to be held at the BM&FBOVESPA after approximately 15 days after November 17, 2009. The amount resulting from the sale will be made available to the respective holders of fractional shares, in proportion to the fractional shares held by each holder, after the financial settlement of all shares sold in the auctions. The date and the conditions of payment of the amount resulting from the auctions will be timely disclosed.

American Depositary Shares (“ADSs”), each representing five preferred shares of BrT Part (the “BrT Part ADSs”) will be traded on the New York Stock Exchange (the “NYSE”) until the close of business on November 16, 2009. As from the opening of business on November 17, 2009, only the ADSs, each representing one common share of BrT (the “BrT Common ADSs”), and the ADSs, each representing three preferred shares of BrT (the “BrT Preferred ADSs”), will be traded on the NYSE.

In the Merger, 0.860033 BrT Common ADSs and 1.516028 BrT Preferred ADSs will be issued for each BrT Part ADS (each representing five preferred shares of BrT Part).

Fractional ADSs of BrT resulting from the Merger will be aggregated into a whole number of ADSs and sold by ADS depositary (The Bank of New York Mellon) over the NYSE as soon as practicable following the commencement of trading of the BRT Common ADSs and the BRT Preferred ADSs on the NYSE. The amount resulting from these sales will be made available to the respective holders of fractional ADSs approximately five business days after the depositary completes sales of the aggregated fractional ADSs on the NYSE.

The table below sets forth a summary of these events.

Event	Date
Last day of trading of common and preferred shares of BrT Part on the BM&FBOVESPA	November 16, 2009
Last day of trading of BrT Part ADSs on the NYSE	November 16, 2009
First day of trading of newly issued BrT common shares and preferred shares on the BM&FBOVESPA	November 17, 2009
First day of trading of newly issued BrT Common ADSs and BrT Preferred ADSs on the NYSE	November 17, 2009
BrT Part depositary expected to close books for all transfers involving BrT Part ADSs	November 17, 2009

Rio de Janeiro, November 6, 2009

Alex Waldemar Zornig

Investors Relations Officer

Brasil Telecom Participações S.A.

Brasil Telecom S.A.